FILED PURSUANT TO RULE 424(B)(3)
REGISTRATION NO: 333-157087

WELLS TIMBERLAND REIT, INC.
SUPPLEMENT NO. 18 DATED DECEMBER 9, 2011
TO THE PROSPECTUS DATED AUGUST 6, 2009

This document supplements, and should be read in conjunction with, our prospectus dated August 6, 2009, relating to our offering of up to $2,200,000,000 of shares of our common stock, as supplemented by Supplement No. 12 dated April 18, 2011, Supplement No. 13 dated May 17, 2011, Supplement No. 14 dated June 17, 2011, Supplement No. 15 dated August 12, 2011, Supplement No. 16 dated November 10, 2011, and Supplement No. 17 dated November 23, 2011. Defined terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•	the status of our public offerings; and

•	information regarding our indebtedness.

Status of Our Public Offerings

On August 11, 2006, we commenced our initial public offering of up to 85.0 million shares of common stock, of which 10.0 million shares were reserved for issuance through our distribution reinvestment plan. Our initial public offering ended on August 11, 2009. We raised gross offering proceeds of approximately $174.9 million from the sale of approximately 17.6 million shares in our initial public offering.

On August 12, 2009, we commenced a follow-on public offering of 220.9 million shares of common stock, of which 20.9 million shares of common stock are being offered under our distribution reinvestment plan. As of December 6, 2011, we had raised gross offering proceeds of approximately $112.1 million from the sale of approximately 11.3 million shares of common stock under our follow-on offering. As of December 6, 2011, approximately 188.7 million shares remained available for sale to the public in our follow-on offering, exclusive of shares available under our distribution reinvestment plan.

As of December 6, 2011, we had received aggregate gross offering proceeds of approximately $287.0 million from the sale of approximately 28.8 million shares in our public offerings. After incurring approximately $25.4 million in selling commissions and dealer manager fees, approximately $3.4 million in other organization and offering expenses, and funding common stock redemptions of approximately $2.2 million pursuant to the share redemption program, as of December 6, 2011, we had raised aggregate net offering proceeds available for investment in properties of approximately $256.0 million, substantially all of which had been invested in timberland properties.

On April 1, 2011, our board of directors elected to conclude our current primary public offering of shares effective December 31, 2011. On December 31, 2011, we will cease offering shares under our current primary public offering; however, we will accept subscriptions for a short period of time after December 31, 2011 under certain circumstances. After December 31, 2011, we will accept subscription agreements only when accompanied with payment in the form of a check or wire transfer and only when all of the following criteria are met:

•	The subscription agreement must be signed by the investor on or before December 31, 2011;

•	The subscription agreement and funds must be received by Wells Real Estate Funds, Inc. c/o Boston Financial Data Services, Inc. no later than January 9, 2012; and

•	Any investment paperwork that is not in good order must be cured and received by Wells Real Estate Funds, Inc. c/o Boston Financial Data Services, Inc. no later than January 17, 2012.

Investments that are received in accordance with the stipulations stated above will be accepted and dated once the subscription agreement is determined to be in good order, the investment has been processed, and the funds are deposited in our account.

The following criteria apply to “transfer of asset” requests that are initiated by Wells Capital, Inc. or Boston Financial Data Services, Inc. to seek the transfer of assets from a relinquishing institution, such as an IRA custodian, in connection with the purchase of our shares.

•	The subscription agreement must be signed by the investor on or before December 31, 2011;

•	The subscription agreement and transfer request must be received by Wells Real Estate Funds, Inc. c/o Boston Financial Data Services, Inc. by January 9, 2012;

•	Any investment paperwork that is not in good order must be cured and received by Wells Real Estate Funds, Inc. c/o Boston Financial Data Services, Inc. no later than January 17, 2012; and

•	Proceeds from the transfer of assets must be received by Wells Real Estate Funds, Inc. c/o Boston Financial Data Services, Inc. by February 13, 2012.

Information Regarding Our Indebtedness

As of November 30, 2011, our leverage ratio, or the ratio of total debt to total purchase price of timber assets plus cash and cash equivalents, was approximately 31%. As of November 30, 2011, our debt-to-net assets ratio, defined as total debt as a percentage of our total assets (other than intangibles), valued at cost prior to deducting depreciation, reserves for bad debts and other non-cash reserves, less total liabilities, was approximately 52%.

As of November 30, 2011, we had total outstanding indebtedness of approximately $127.6 million, which consisted of a five-year senior loan, which we refer to as the Mahrt loan, in the original principal amount of $211.0 million with CoBank, ACB and Wells Fargo Securities, LLC. The proceeds of the Mahrt loan, which was entered into in March 2010, as amended in June 2010 and June 2011, were used to refinance the outstanding balances due on a senior loan and a mezzanine loan entered into in October 2007 in connection with our acquisition from MeadWestvaco Corporation of certain timberland and long-term leasehold interests in timberland, along with associated mineral rights and other related assets, which we refer to as the Mahrt Timberland.

SUPPLEMENTAL INFORMATION - The prospectus of Wells Timberland REIT, Inc. consists of this sticker, the prospectus dated August 6, 2009, Supplement No. 12 dated April 18, 2011, Supplement No. 13 dated May 17, 2011, Supplement No. 14 dated June 17, 2011, Supplement No. 15 dated August 12, 2011, Supplement No. 16 dated November 10, 2011, Supplement No. 17 dated November 23, 2011, and Supplement No. 18 dated December 9, 2011.
Supplement No. 12 includes:

•	the status of our public offerings;

•	changes to the suitability standards for investors;

•	a description of our current portfolio;

•	selected financial data;

•	our performance - Adjusted EBITDA;

•	our net tangible book value per share;

•	the refinancing of our indebtedness;

•	information regarding our indebtedness;

•	our election to be taxed as a REIT;

•	a revision of the tax considerations section of our prospectus;

•	our offering of up to 11,398,963 shares of common stock in a private placement to non-U.S. persons;

•	information concerning distributions and our declarations of stock dividends;

•	the renewal of and an amendment to our advisory agreement;

•	compensation paid to our advisor;

•	updates regarding our dealer-manager;

•	a clarification regarding our subscriptions procedures;

•	the amendment and restatement of our independent directors compensation plan;

•	information concerning our board of directors;

•	the amendment and restatement of our charter;

•	the amendment and restatement of our bylaws, and the subsequent adoption by our board of directors of an amendment to our bylaws to limit the leverage we may incur;

•	the issuance and sale of Series B preferred stock in a private placement;

•	clarifications to the disclosure in the section of the prospectus entitled “Business and Policies -Investment Objectives”;

•	a revision to the “Management - Legal Proceedings” disclosure regarding the Piedmont Office Realty Trust, Inc. litigation”;

•	incorporation of certain documents by reference;

•	a change to the “Experts” section of our prospectus;

•	information regarding redemptions made pursuant to our share redemption plan;

•	amendments to our share redemption plan, an amended and restated copy of which is attached to Supplement No. 12 as Annex A;

•	amendments to our distribution reinvestment plan, an amended and restated copy of which is attached to Supplement No. 12 as Annex B;

•	changes to our subscription agreement, an amended and restated copy of which is attached to Supplement No. 12 as Annex C;

•	an update to our “Prior Performance Summary” disclosure in our prospectus; and

•	an update to our “Prior Performance Tables” disclosure in our prospectus.

Supplement No. 13 includes:

•	the status of our public offerings;

•	information regarding our indebtedness;

•	declaration of a stock dividend for the third quarter of 2011;

•	a reduction in the dividend rate for our Series A and Series B preferred stock; and

•	our Quarterly Report on Form 10-Q for the quarter ended March 31, 2011, as filed with the Securities and Exchange Commission on May 9, 2011.

Supplement No. 14 includes:

•	the status of our public offerings;

•	information regarding our indebtedness;

•	the amendment of the Mahrt loan agreement to provide for a revolving loan facility;

•	the redemption of shares of our Series A and Series B preferred stock; and

•	an update to our estimated use of proceeds.

Supplement No. 15 includes:

•	the status of our public offerings;

•	information regarding our indebtedness;

•	declaration of a stock dividend for the fourth quarter of 2011;

•	the amendment of our charter;

•	our Quarterly Report on Form 10-Q for the quarter ended June 30, 2011, as filed with the Securities and Exchange Commission on August 9, 2011, which is attached to Supplement No. 15 as Annex A.

Supplement No. 16 includes:

•	the status of our public offerings;

•	information regarding our indebtedness;

•	our Quarterly Report on Form 10-Q for the quarter ended September 30, 2011, as filed with the Securities and Exchange Commission on November 8, 2011, which is attached to Supplement No. 16 as Annex A.

Supplement No. 17 includes:

•	the status of our public offerings; and

•	an update regarding our dealer-manager.

Supplement No. 18 includes:

•	the status of our public offerings; and

•	information regarding our indebtedness.